UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2017

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

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is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES  ☐    NO  ☒

If “Yes” is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: clarification at Consob’s request

Rome, 7 December 2017

Upon Consob’s request, below some information regarding the possible sale of TIM’s shareholding in Persidera.

The Company

Persidera S.p.A. was created out of the concentration, in 2014, of two network operators for television broadcasting: Telecom Italia Media Broadcasting, a wholly owned subsidiary of TI Media S.p.A. (merged with and into Telecom Italia in 2015), and Rete A, owned by Gruppo Editoriale L’Espresso (now GEDI Gruppo Editoriale S.p.A.). Currently TIM owns 70% of the company and GEDI owns 30%: the table summarising the essential figures from the financial statements of Persidera as at 31 December 2016, as published by TIM pursuant to article 2429 of the Italian Civil Code, is annexed.

Persidera operates in the field of television broadcasting in digital mode, with 5 MUXes, and also offers ancillary services and signal transmission platforms. It is the reference operator for digital terrestrial television channel producers not linked to the two principal groups in the Italian TV sector, RAI and Mediaset.

Since 2014 there has been an agreement between Persidera’s shareholders that includes - inter alia - the sale of the Company. This was pursued the first time in 2014-2015.

The commitment to divest

In the context of the granting to Vivendi of the authorisations specified by EU rules on concentrations, the European Commission asked Vivendi to give an undertaking to divest TIM’s stake in Persidera (cf. the press release issued by the Commission: http://europa.eu/rapid/press-release_IP-17-1475_en.htm). To solve the competition issues that had been identified, Vivendi gave this commitment.

The Commission also ordered the appointment of a Monitoring Trustee, with responsibility for ensuring compliance with the concentration conditions, exercising “TI’s rights as shareholder in Persidera (except for its rights in respect of dividends [...]), with the aim of acting in the best interest of the business” and granting the same “the power to replace [...] non-executive directors of the board of directors of Persidera, which have been appointed on behalf of TI. Upon request of the Monitoring Trustee, TI [...] shall cause such members of the boards to resign” (in the words of the concluding order of the Commission in case M.8465 – Vivendi/Telecom Italia).

The sale process

On 1 June 2017, also in response to Consob’s request that the Company consider introducing specific safeguards, the Board of Directors of TIM unanimously resolved to voluntarily extend the safeguards set out in the procedure for performing transactions with related parties to any transaction involving the Group’s stake in Persidera.

TIM S.p.A.

A company directed and coordinated by Vivendi SA

Registered Offices: Via Gaetano Negri, 1 - 20123 Milan

Tax Code/VAT No. and registration with the Milan Business Register: 00488410010 - Registration in the R.A.E.E. (Register of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital €11,677,002,855.10 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

Whether it is in the Company’s interest to keep or sell the stake, in relation to any possible opportunities to monetise the asset, has been repeatedly discussed at board meetings during the year, the TIM management having lastly clarified that TIM had no specific business interest in retaining the asset.

The Company bodies were informed in September that, also consistently with the agreements in force between TIM and GEDI, the company was undertaking the activities preparatory to relaunching the process of selling the asset. The contacts with the Monitoring Trustee (Advolis S.A.), aimed at guaranteeing the flows of information necessary for the performance of its role, were also reported, and the Monitoring Trustee’s request that it be empowered to exercise the right to vote in Persidera shareholders’ meetings, as well as to designate two directors to the board of Persidera, to replace two Directors appointed by TIM.

On 27 September, TIM’s Control and Risk Committee

•	agreeing with the considerations formulated by the management on the absence of a business interest in the shareholding, issued a favourable opinion, after a majority vote, that it was in the Company’s interest to (re)launch the sale process (as contractually agreed with its fellow shareholder GEDI). In this phase, the Committee did not express itself on the correctness and advantageousness of the transaction, since at that time there was no proposed sale, and that continues to be the case;

•	unanimously formulated a negative opinion on the replacement of the directors and the attribution of a proxy to exercise the voting rights in Persidera.

The following day, the Board of Directors, by a majority:

•	having acknowledged the results of the analyses of the business and legal aspects regarding the stake in Persidera and its assets, authorised the sale process, according to a timetable as far as possible consistent with the expectations of the European Commission;

•	having acquired clarifications on the extent and the binding nature (and alignment with practice) of the prescriptions issued by the European Commission with regard to the appointment of the Monitoring Trustee, (i) authorised the conferment on Advolis of a proxy to exercise the voting rights at the shareholders’ meetings of Persidera, and (ii) approved the replacement of two members of the board of directors of Persidera, previously designated by TIM, with two representatives of the Monitoring Trustee.

The Board of Directors of Persidera therefore consists, at present, of 9 Directors, 4 of whom designated by TIM (including the CEO), 3 designated by GEDI and 2 representing the Monitoring Trustee.

The process to sell Persidera was consequently started in October, with the support of Barclays and Lazard, as advisors of TIM and GEDI, respectively. The activity is proceeding in line with the typical timescales of this type of transaction; the due diligence by potential purchasers that have submitted preliminary non-binding offers, and have been admitted to the next phase of the process, is currently underway.

TIM Press Office +39 06 3688 2610 www.telecomitalia.com/media Twitter: @TIMnewsroom	Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investor_relations

TIM S.p.A.

A company directed and coordinated by Vivendi SA

Registered Office: Via Gaetano Negri, 1 - 20123 Milan

Tax Code/VAT No. and registration with the Milan Business Register: 00488410010 - Registration in the R.A.E.E. (Register of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital €11,677,002,855.10 fully paid up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

The attachment referred to in the press release is available at:

http://www.telecomitalia.com/tit/it/stampa/press-releases-notes-new.html?from=12%2F2016&to=12%2F2017&_charset_=UTF-8

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2017

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager